SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

Report of Foreign Issuer

FOR PERIOD ENDED

February 16, 2005

COMMISSION FILE NUMBER:

01-31380

KIRKLAND LAKE GOLD INC.

(Translation of registrant's name into English)

Suite 300, 570 Granville Street

Vancouver, British Columbia

Canada, V6C 3P1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - ..

P.O. Box 370

KIRKLAND LAKE, ON, P2N 3J7

Symbol – TSX: KGI

AIM: KGI & KGI.a

February 16, 2005

Campaign to Extend D Zone Up Plunge and to the South Kicks Off;  Early Results lifts Mineralization  Above 3200 Elevation and Intersects D Zone 500 feet South of #3 Shaft

Kirkland Lake Gold Inc. (the “Company”) is pleased to present an update on one of the programs in its three year $21 million campaign. The goal of this campaign is to explore for a combined potential of 15 million tons of ore on the Main Break, Parallel Breaks and North South structures, such as the D Zone, on the Company’s land holdings.

With construction of a new drill bay completed, four diamond drills have been allocated to explore the D Zone during the first half of calendar 2005 from three different levels -3800, -3400 and -3000 level. The two goals of this program are to extend the D Zone upwards to surface from the 3400 level (which is now being developed) and to explore the D Zone south of Shaft #3.

Recent drilling has succeeded in intersecting and expanding the D Zone above the -3200 level to the north of Shaft #3 as well as intersecting mineralization 500 feet south of Shaft #3. As part of this program, a number of holes were designed to test above and further into the hangingwall of the D Zone. Two of these drill holes intersected a new vein system which appears to be parallel to the D Vein at an elevation above the -3000 foot level.

Highlights of the current results include:

  Drill hole 38-392 has intersected 3.94 ounces of gold per ton over 1.0 feet (true width unknown) at the -2960 elevation in what may be a parallel vein to the D Vein. This intersection represents the highest elevation with significant mineralization that has been intersected west at Shaft #3.

  Drill hole 38-384 has intersected 2.86 ounces of gold per ton over 6.9 feet core length (uncut, 4.8 feet true width) on the D Zone at the -3270 elevation.

  Drill hole 38-394 has intersected what is likely the D Zone structure 500 feet south of Shaft #3 and 900 feet south of the D South reserve block currently being developed from the -3400 level drift. This intersection is at the -3320 elevation and assayed 1.16 ounces of gold per ton over 1.0 feet core length (true width unknown).

  Exploration drilling from the -3000, -3400 and -3800 levels at Macassa #3 shaft will  also test  the 04 Break as well as the D Zone.

  Drifting on both the -3800 level and the -3400 level are now on the D Vein South.

“Of the 13 drills working on site today, four are now dedicated to exploration of the upper D Zone which is wide open to the south and 3000 feet up to surface, “ said Stew Carmichael. “The proximity of the D Zone to a shaft and existing mine infrastructure make it the most important program that we have on the go.”

The newest level, 34, has returned 140 feet strike length of 0.51 ounce of gold per ton across 9.0 feet on the D South, followed by 183 feet strike length of 0.15 ounce of gold per ton across 9.3 feet. Drifting to the north along the D structure is proceeding, and is now approximately 300 feet from the D North, and 900 feet from the main ore horizon (the east-west ’04 Break). The drilling has extended the D North 200 feet to the north towards the ’04 Break.

The following table summarizes the latest drilling program results in ounces per ton over feet:

DRILL HOLE No.	VEIN	FROM (feet)	TO (feet)	HOLE DIP (degrees)	AZIMUTH (degrees)	ASSAY (oz. per ton/feet)
38-392	D-South	759.0	761.0	+57	356	0.32/2.0’ = 1.7’ TW
	NEW	982.0	983.0			3.92/1.0’ Uncut, VG = TW ? 3.50/1.0’ Cut = TW ?
38-391	D-South	613.5	614.5	+60	011	0.05/1.0’ = 0.8’ TW
	NEW	813.0	819.0			0.37/6.0’ = TW ?
38-384	D-South	583.6	590.5	+58	238	2.86/6.9’ Uncut, VG=4.7’ TW
	New	603.0	605.5			0.11/2.5’ = TW ?
38-394	D	1150.5	1151.5	+23	119	1.16/1.0’ CL = TW ?
	New	1194.5	1195.5			0.45/1.0’ CL = TW ?
38-327	D-North	536.3	552.0	+71	252	0.07/15.7’ = 10.6’ TW
38-329	D-North	369.0	372.5	+57	072	0.47/3.5’, VG = 3.1’ TW
38-332	04’ South New D-North	189.3 368.0 381.5	190.3 369.0 382.5	+70	191	3.26/1.0’, VG = 0.6’ TW 0.93/1.0’ 0.81/1.0’ = 0.7’ TW
38-345	04’ South New D-North	412.8 452.2 613.5	416.0 459.0 622.5	+60	236	0.95/3.2’, VG = 0.3’ TW 0.31/6.8’, VG, Tell, TW = ? 0.14/9.0’ = 5.5’ TW
38-347	04’ South New D-North	502.9 583.0 676.0	511.8 590.3 677.0	+60	247	6.50/8.9’ UnCut=1.0’ TW, VG 3.15/8.9’ Cut=1.0’ TW 0.23/7.0’, VG, Tell = TW ? 4.55/1.0’ Uncut, VG = 0.4’ TW or 3.50/1.0’ Cut = 0.4’ TW
38-350	04’ South D-North	521.9 579.0	534.9 580.0	+68	007	0.25/13.0’ = 1.6’ TW 0.03/1.0’ = 0.8’ TW
38-356	04’ South	322.0	324.0	+51	240	0.29/2.0’
	New	481.0	482.0			0.90/1.0’ VG = TW ?
	D-North	688.5	698.5			0.24/10.0’ = 5.1’ TW
38-357	04’ Break	139.5	141.5	+58	246	0.48/2.0’ = 0.2’ TW
	New	299.0	302.0			0.32/3.0’ = TW ?
	04’ South	453.0	457.0			1.98/4.0’ VG = 0.4’ TW
	D-North	677.0	679.0			1.95/2.0’ VG = 1.1’ TW
38-383	D-South	588.0	592.0	+54	230	0.87/4.0’=2.2’ TW
	New	638.0	640.0			0.13/2.0’ = TW ?

TW = True Width TW ? = True width unknown  VG = Visible Gold   TELL = Tellurides

CUT= cut to 3.50 oz./ton    QV = Quartz vein   QS = Quartz stringers

The following table summarizes the latest drilling program results in grams per tonne over metres:

DRILL HOLE No.	VEIN	FROM (metres)	TO (metres)	HOLE DIP (degrees)	AZIMUTH (degrees)	ASSAY (oz. per ton/feet)
38-392	D-South	231.40	232.01	+57	356	11.0/0.61m = 0.52m TW
	NEW	299.39	299.70			134.5/0.31m Uncut, VG 120.1/0.31m Cut = TW ?
38-391	D-South	187.04	187.35	+60	011	1.7/0.31m = 0.24m TW
	NEW	247.87	249.70			12.7/1.83m = TW ?
38-384	D-South	177.93	180.03	+58	238	98.1/2.1m Uncut, VG
	New	183.84	184.60			3.8/0.76m
38-394	D	350.76	351.07	+23	119	39.8/0.31m = TW ?
	New	364.2	364.5			15.4/0.3m = TW?
38-327	D-North	163.51	168.29	+71	252	2.4/4.78m = 3.23m TW
38-329	D-North	112.50	113.57	+57	072	16.1/1.07m, VG = 0.95m TW
38-332	04’ South New D-North	57.71 112.20 116.31	58.02 112.5 116.62	+70	191	111.8/0.31m, VG = 0.2m TW 31.9/0.30m 27.8/0.31m = 0.21mTW
38-345	04’ South New D-North	125.85 137.87 187.04	126.83 139.94 189.79	+60	236	32.6/0.98m, VG = 0.1m TW 10.6/2.07m, VG, Tell 4.8/2.75m = 1.67m TW
38-347	04’ South New D-North	153.32 177.74 206.10	156.04 179.97 206.40	+60	247	223.0/2.72m UnCut=1.0’ TW, VG or 108.0/2.72m Cut=1.0’ TW 7.9/2.23m, VG, Tell, TW=? 156.1/0.3m Uncut, VG or 120.1/0.03m Cut = 0.12m TW
38-350	04’ South D-North	159.16 176.52	163.08 176.83	+68	007	8.6/3.92m = 0.5m TW 1.0/0.31m = 0.24m TW
38-356	04’ South	98.17	98.78	+51	240	9.9/0.61m
	New	146.65	146.95			30.9/0.30m VG = TW ?
	D-North	209.91	212.96			8.2/3.05m = 1.55m TW
38-357	04’ Break	42.53	43.14	+58	246	16.5/0.61m = 0.1m TW
	New	91.16	92.07			11.0/0.91m
	04’ South	138.11	139.33			67.9/1.22m VG = 0.12m TW
	D-North	206.40	207.01			66.9/0.61m VG = 0.34m TW
38-383	D-South	179.27	180.49	+54	230	29.84/1.22m = 0.67m TW
	New	194.51	195.12			4.5/0.61m

TW = True Width TW ? = True width unknown  VG = Visible Gold   TELL = Tellurides

CUT= cut to 3.50 oz./ton    QV = Quartz vein   QS = Quartz stringers

About the Company

The Company purchased the Macassa Mine and the 1,500 ton per day mill along with four former producing gold properties – Kirkland Lake Gold, Teck-Hughes, Lake Shore and Wright Hargreaves – in December 2001. These properties, which have historically produced some 22 million ounces of gold, extend over seven kilometres between the Macassa Mine on the east and Wright Hargreaves on the west and for the first time are being developed and explored under one owner. This camp is located in the Abitibi Southern Greenstone Belt of Kirkland Lake, Ontario, Canada.

The results of the Company’s underground diamond drilling program have been reviewed, verified (including sampling, analytical and test data) and compiled by the Company's geological staff (which includes a ‘qualified person’, Michael Sutton P.Geo. for the purpose of NI 43-101, Standards of Disclosure for Mineral Projects).

The Company has implemented a quality assurance and control (QA/QC) program to ensure sampling and analysis of all exploration work is conducted in accordance with the best possible practices. The drill core is sawn in half with half of the core samples shipped to the Swastika Laboratories in Swastika, Ontario or to the Macassa mine laboratory for analysis. The other half of the core is retained for future assay verification. Other QA/QC includes the insertion of blanks, and the regular re-assaying of pulps/rejects at alternate certified labs (Polymet, Accurassay). Gold analysis is conducted by fire assay using atomic absorption or gravimetric finish. The laboratory re-assays at least 10% of all samples and additional checks may be run on anomalous values.

The Company’s Kirkland Lake properties are the subject of a report prepared by Roland H. Ridler, B.A.Sc.(hons.), M.A.Sc., Ph.D.(Econ.Geol.), P.D., entitled Kirkland Lake Mineral Properties (Macassa Mine, Kirkland Lake Gold, Teck-Hughes, Lake Shore, Wright-Hargreaves dated November 30, 2001. The Company’s Macassa Mine Property is the subject of reserve reports prepared by

  David W. Rennie, P.Eng. and Richard E. Routledge, M.Sc., P.Geol. entitled Review of Mineral Resources and Mineral Reserves of the Macassa Mine Property, Kirkland Lake, Ontario Prepared for Kirkland Lake Gold Inc dated December 23, 2002 .

  Michael Sutton P.Geo., and Stewart Carmichael, P.Geo. entitled Mineral Resources and Mineral Reserves of the Macassa Mine Property, Kirkland Lake, Ontario (Kirkland Lake Gold Inc.) as at April 30, 2003 dated August 30, 2003.

  Michael Sutton P.Geo., and Stewart Carmichael, P.Geo. entitled Mineral Resources and Mineral Reserves of the Macassa Mine Property, Kirkland Lake, Ontario (Kirkland Lake Gold Inc.) as at April 30, 2004 dated August 31, 2004.

All of these technical reports have been filed on SEDAR (www.sedar.com <http://www.sedar.com>).

For further information, please contact:

Brian Hinchcliffe

Scott Koyich

President

Investor Relations

Phone 1 705 567 5208

Phone 1 403 215 5979

Fax 1 705 568 6444

E-mail:  info@klgold.com

E-mail: bhinchcliffe@klgold.com

Website- www.klgold.com

Neither the Toronto Stock Exchange nor the AIM Market of the London Stock Exchange

has reviewed and neither accepts responsibility for the adequacy or accuracy of this news release.

The reserves and resources disclosed in this news release have been estimated using definitions and procedures which conform to National Instrument 43-101 Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators. These reserves and resources were completed internally by the Company’s personnel, while the previous reserves and resources were completed in December 2002 internally by the Company’s personnel and were audited by Roscoe Postle Associates Inc. (an independent geological and mining consulting firm). The reserves are not part of the resources. For details on the calculation of reserves and resources, please refer to the disclosure on the Company’s website.

Cautionary Note to U.S. investors concerning estimates of Measured and Indicated Resources

This news release uses the terms “measured” and “indicated resources.” We advise U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to U.S. investors concerning estimates of Inferred Resources

This news release uses the term “inferred resources.” We advise U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally minable.

Cautionary Note to U.S. Investors- The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms is press release, such as “measured,” “indicated,” and “inferred” ”resources,” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20F, File No. 01-31380, which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.sht.